FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934

                            Report of Foreign Issuer


                                 16th April 2007

                                File no. 0-17630


                                   Acquisition



                           CRH public limited company
                           Belgard Castle, Clondalkin,
                               Dublin 22, Ireland.
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X     Form 40-F



(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).



                                 Yes      No X



(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).




Enclosure: Acquisition





N      E      W      S                R      E      L      E      A      S   E



                                                                   April 16 2007


                 CRH ANNOUNCES INVESTMENTS IN TURKEY AND THE US

CRH plc, the international building materials group, announces two transactions, one in Turkey and one in the United States, completed for a total cash consideration, including debt assumed, of US$293 million (euro 225 million).

In Turkey, CRH has acquired 50% of Denizli Cement, an integrated cement and readymixed concrete business, from Eren Holdings, a privately-owned industrial group. Under the terms of the joint venture agreement with Eren Holdings, CRH will have joint management control of the business, which is based in the city of Denizli in the Aegean region of south-western Turkey. Denizli has a modern cement facility with a clinker capacity of 1.8 million tonnes and is the market leader in its region. The company has limestone reserves of more than 100 million tonnes and produced 1.8 million tonnes of cement in 2006. Denizli also operates a network of 13 readymixed concrete plants in Denizli and the surrounding area, which produced 1.3 million cubic metres of concrete in 2006.

In Florida, CRH has exercised its option to buy out the remaining 50% stake in Paver Systems, LLC. CRH acquired an initial 50% of Paver Systems in January 2004 and has fully consolidated its results since then, deducting a 50% minority interest in arriving at Group profit after tax and earnings per share. Paver Systems is a leading manufacturer of interlocking concrete pavers and, with three facilities in West Palm Beach, Tampa and Orlando, the company is well-positioned to benefit from the continuing strong professional hardscapes market in Florida.

Combined 2006 results on a 100% basis for Denizli and Paver Systems amounted to US$223 million in sales and US$79 million in profit before interest, tax, depreciation and amortisation (EBITDA).

Commenting on the transactions, CRH Chief Executive Liam O'Mahony said: "Over the past thirty years CRH has established leadership positions in three distinct segments - materials, products and distribution - in Europe and the Americas. This balanced portfolio of businesses has been the foundation for the Group's exceptional long-term performance and growth record. The two transactions announced today are important steps in the further development of our Europe Materials and Americas Products activities. Denizli, a modern vertically integrated cement and readymixed concrete business with excellent reserves and a strong management team, is CRH's first investment in Turkey . It also represents a further step in the expansion of Europe Materials presence in the Mediterranean Basin. Since the initial 50% investment in Paver Systems in 2004, this business has been an exceptionally strong performer for Americas Products in the expanding Florida hardscapes market, and a key component of its overall strategy for the southeastern United States. The buyout, as planned, of the remaining 50% of Paver Systems further consolidates CRH's position in this important market."

Contact CRH at Dublin 404 1000 (+353 1 404 1000)
Liam O'Mahony, Chief Executive
Myles Lee, Finance Director
Eimear O'Flynn, Head of Investor Relations
Maeve Carton, Group Controller

       CRH plc, Belgard Castle , Clondalkin, Dublin 22, Ireland
           TELEPHONE +353.1.4041000 FAX +353.1.4041007
E-MAIL mail@crh.com WEBSITE www.crh.com Registered Office, 42 Fitzwilliam
                       Square, Dublin 2, Ireland




                       SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)





Date: 16th April 2007



                                                    By: ___/s/ M. Lee___

                                                        M. Lee
                                                        Finance Director